Exhibit 12.1
BEAZER HOMES USA, INC.
FIXED CHARGE COVERAGE RATIO CALCULATION

	Year ended September 30,
	2009	2008	2007	2006		2005
(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	($186,546)	($729,115)	($574,593)	$609,835		$572,340
FIXED CHARGES	137,631	145,604	154,743	130,636		95,242
LESS: INTEREST CAPITALIZED	(50,451)	(84,474)	(148,444)	(124,162)		(89,696)
ADD: INTEREST AMORTIZED TO COS	54,714	112,262	127,530	95,974		80,180
ADD: INTEREST IMPAIRED TO COS	3,376	13,795	12,350	—		—

EARNINGS AVAILABLE FOR FIXED CHARGES	(41,276)	(541,928)	(428,414)	712,283		658,066

FIXED CHARGES	$137,631	$145,604	$154,743	$130,636		$95,242

RATIO OF EARNINGS TO FIXED CHARGES(a)	(a )	(a )	(a )	5.45	x	6.91	x

(a)	The ratio of earnings to fixed charges for each of the periods is determined by dividing earnings by fixed charges. Earnings consist of (loss) income from continuing operations before income taxes, amortization of previously capitalized interest and fixed charges, exclusive of capitalized interest cost. Fixed charges consist of interest incurred, amortization of deferred loan costs and debt discount, and that portion of operating lease rental expense (33%) deemed to be representative of interest. Earnings for fiscal years ended September 30, 2009, 2008 and 2007 were insufficient to cover fixed charges by $41 million, $542 million and $428 million, respectively.